CONTACT:

For Brazos Private Equity Partners, LLC:	For Morton Industrial Group, Inc.
Roy Winnick or Mark Semer	Van Negris / Lexi Terrero
Kekst and Company	Van Negris & Company, Inc.
(212) 521-4842 or 4802	(212) 759-0290 — info@vnegris.com
FOR IMMEDIATE RELEASE
Brazos Private Equity Partners Completes Recapitalization of Morton Industrial Group, Inc.
Morton Shareholders to Receive $10 Per Share
DALLAS, TEXAS AND MORTON, ILLINOIS, August 25, 2006 — Brazos Private Equity Partners, LLC (“Brazos”), a leading Dallas-based private investment firm, and Morton Industrial Group, Inc. (“Morton”, formerly OTC BB:MGRP.OB), which operates Morton Metalcraft Co., a leading metal fabrication supplier for large, industrial original equipment manufacturers, today announced that Brazos has completed its previously announced recapitalization of the Company.
As previously indicated, Morton shareholders will receive $10.00 in cash for each outstanding share of Morton common stock. The stock ceased trading on the Over the Counter Bulletin Board on August 25, 2006.
The Morton management team remains with the Company and several members of the senior team participated in the transaction as equity holders in the recapitalized and now privately held Company. The Company’s corporate headquarters are in Morton, Illinois.
About Brazos Private Equity Partners, LLC
Brazos Private Equity Partners, LLC, of Dallas, one of the most active middle-market private investments in America, specializes in leveraged acquisitions and recapitalizations of established, profitable companies with strong and proven management teams, predictable cash flows and significant growth potential. Brazos partners with management teams to invest in consumer, distribution, financial services, healthcare, manufacturing and media businesses. Since inception, Brazos has completed twenty-eight acquisitions, including, among others, Lone Star Overnight; The Republic Group of Insurance Companies; Walls Industries; and ORS Nasco. The firm has in excess of $650 million under management and is currently investing Brazos Equity Fund II, L.P., an investment partnership with $400 million in subscriptions. For additional information about Brazos, please visit the firm’s website at www.brazospartners.com.
About Morton Industrial Group, Inc.
Morton Industrial Group, Inc. is a highly respected contract fabrication supplier that has significant relationships with a diverse group of industrial original equipment manufacturers. The Company’s products include metal fabrications and assemblies for a broad range of industry segments, which include the Construction, Agricultural and Commercial capital goods industries. Morton’s superior competitive strengths have resulted in strong, focused relationships with the Company’s prestigious customer base. Morton employs approximately 1,500 associates and its six manufacturing facilities are strategically located in the Midwestern, Southeastern and Northeastern United States in close proximity to its customers’ manufacturing and assembly facilities. Morton’s principal customers include Caterpillar Inc., Deere & Co., Kubota Corporation and JLG Industries Inc. For additional information about Morton, please visit the Company’s website at www.mortongroup.com.
“Safe Harbor” Statement Under The Private Securities Litigation Reform Act of 1995: This press release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company’s control which may cause the actual results, performance or achievement of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those disclosed in the Company’s periodic filings with the Securities and Exchange Commission.
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